February 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey, Branch  Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

                  Re:      Advanced Media Training, Inc.
                           Form 10-KSB for the year ended May 31, 2005
                           Commission File No.: 000-50333

Dear Mr. Humphrey:

         This letter is provided to you on behalf of Advanced Media Training, Inc. (the "Company") in response to your letter dated February 2, 2006.

FINANCIAL STATEMENTS

BALANCE SHEET, PAGE 23.

         1. WE NOTE FROM YOUR RESPONSE THAT YOU HAVE NOT IMPUTED OR INCLUDED THE MARKET VALUE OF MR. YOUNG'S SERVICES IN YOUR INCOME STATEMENT, AND THAT YOU CURRENTLY CONSIDER THE VALUE OF HIS SERVICES IMMATERIAL TO THE INCOME STATEMENT AS THE PRIMARY EXECUTIVE DUTIES ARE PREFORMED BY HOWARD YOUNG. SUPPLEMENTALLY PROVIDE US WITH A TABLE INDICATING MR. YOUNG'S ROLE FOR EACH OF THE YEARS HE WAS A SIGNIFICANT SHAREHOLDER, AND YOUR ASSESSMENT OF THE MARKET VALUE OF THE SERVICES RENDERED FOR THOSE YEARS. YOUR MARKET VALUE ASSESSMENT SHOULD BE FOOTNOTED WITH EXPLANATIONS OF HOW YOU DETERMINED THIS VALUE. WE MAY HAVE FURTHER COMMENT ON YOUR RESPONSE.

                  In  response  to  this  comment,   the  Company  provides  the
following table and footnotes:

------------   --------------------------   -----------------  -----------------
Fiscal Year        Mr. Young's Role          Market Value of        Footnote
   Ended                                    Services Rendered
------------   --------------------------   -----------------  -----------------
May 31, 2003   President, Chief Executive   $0                  (1)
               Officer, Chief Financial
               Officer, Chairman of the
               Board of Directors
------------   --------------------------   -----------------  -----------------

Mr. David R. Humphrey, Branch Chief
February 2, 2006
Page 2


May 31, 2004   President, Chief Executive   $41,600             (2)
               Officer, Chief Financial
               Officer, Chairman of the
               Board of Directors
------------   --------------------------   -----------------  -----------------
May 31, 2005   President, Chief Executive   $41,600             (2)
               Officer, Chief Financial
               Officer, Chairman of the
               Board of Directors
------------   --------------------------   -----------------  -----------------


(1) During the fiscal year ended May 31, 2003, the Company was a wholly owned subsidiary of Enhance Biotech, Inc., until April 18, 2003, at which time Mr. Young became the majority shareholder of the Company.

(2) During the fiscal years ended May 31, 2004 and 2005, the market value of Mr. Young's services were determined by multiplying an hourly rate of $100 times the number of hours Mr. Young spent performing his oversight role for the Company. During these fiscal years, primary executive and administrative (sales and general and administrative) duties were performed by Howard Young.


STATEMENT OF CASH FLOWS, PAGE 25.

         2. REFER TO OUR PREVIOUS COMMENTS 1 AND 4. IT IS UNCLEAR WHY YOU BELIEVE THE STRAIGHT LINE METHOD OF AMORTIZATION IS APPROPRIATE FOR THE $30,000 LICENSE AGREEMENT TO PRODUCE AND DISTRIBUTE "WORKTEAMS AND THE WIZARD OF OZ." SPECIFICALLY, THE PAYMENT OF THE $30,000 FOR THE LICENSE AGREEMENT APPEARS TO CONSTITUTE A FILM COST UNDER SOP 00-2 AS IT IS A DIRECT COST OF THE STORY OR SCENARIO. UNDER PARAGRAPH 34 OF SOP 00-2, FILM COSTS SHOULD BE AMORTIZED UNDER THE INDIVIDUAL FILM FORECAST COMPUTATION METHOD. PLEASE RECALCULATE YOUR AMORTIZATION EXPENSE UNDER THIS METHOD AND EVALUATE THE DIFFERENCE BETWEEN THE APPROPRIATE METHOD AND YOUR CURRENT METHOD FOR MATERIALITY. PLEASE PROVIDE US WITH YOUR CALCULATION AND YOUR ASSESSMENT OF THE MATERIALITY OF THIS DIFFERENCE. ALSO, PLEASE REVISE YOUR DISCLOSURE TO REFLECT YOUR APPLICATION OF THE INDIVIDUAL FILM FORECAST COMPUTATION METHOD IN ACCORDANCE WITH SOP 00-2.

                   The Company's predecessor, Advanced Knowledge, Inc., originally attempted to account for its production costs and related amortization under the individual film forecast method in the late 1990s. Its history on selling management training videos had shown no reliable trend and often extreme volatility, which management felt mislead its shareholders and readers of the financial statements. Management continues to feel it cannot accurately estimate total revenue

Mr. David R. Humphrey, Branch Chief
February 2, 2006
Page 3


from any particular video due to the volatility of revenues generated by these videos, and therefore the Company is unable to amortize production costs under the individual film forecast method. The Company provides the enclosed table of revenues generated from these videos as support for such volatile revenue streams.

                   The Company has experienced the same sales volatility with many of the videos it markets that have been produced by other companies. The two main factors contributing to the revenue volatility are: (i) In numerous cases customers do not purchase training videos until many months following its initial release. The reason being either budget restraints on the training/human resources departments, or the timing of the organization's needs for videos focused on a particular subject, i.e. diversity, leadership or communication skills. (ii) Although in most cases, customers purchase one or two copies of the same video title, in any given fiscal period, a customer such as Walmart, Target or other large chain organizations may purchase a large quantity of the same video for distribution to its many locations.

                   The Company maintains the straight-line amortization, over the life of the agreement, is the most appropriate method available for the $30,000 license agreement, evaluated for impairment should evidence arise that indicates a loss should be recorded.

         3. AS A RELATED MATTER, IT IS ALSO UNCLEAR WHY YOU BELIEVE THE $15,000 RECEIVED FROM AN UNRELATED THIRD PARTY AS CONSIDERATION FOR A 50% PARTICIPATION IN THE NET REVENUES OF "WORKTEAMS AND THE WIZARD OF OZ" SHOULD BE CONSIDERED A CAPITAL CONTRIBUTION. SPECIFICALLY, IT APPEARS THIS PAYMENT CONSTITUTES A PARTICIPATION COST UNDER SOP 00-2. AS SUCH, THE $15,000 SHOULD BE TREATED AS A LIABILITY AND THIS LIABILITY SHOULD BE REDUCED AS AMOUNTS ARE PAID TO THE UNRELATED THIRD PARTY UNDER THE ARRANGEMENT. SEE PARAGRAPH 41 OF SOP 00-2 FOR GUIDANCE. PLEASE REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY IN AN AMENDED 10-KSB.

                  The $15,000 received from the unrelated party during June 2004 is best described as a "Non-refundable Upfront Fee" as discussed in item 3f of Topic 13, as neither repayment nor minimum revenues was required. As such, the Company, if requested by the Staff, will amend Form 10-KSB for the year ended May 31, 2005, to reclassify this amount from Additional Paid-In Capital to Deferred Revenue and amortize it over the life of the related license agreement, ten years.

GENERAL.

         4. PLEASE CONFIRM YOU WILL EXPAND YOUR DISCLOSURE IN FUTURE FILINGS SIMILAR TO YOUR RESPONSES TO OUR PREVIOUS COMMENTS 5, 6, AND 7.

                  The Company confirms it will expand disclosures in future filings similar to the responses to the previous comments 5, 6 and 7.

Mr. David R. Humphrey, Branch Chief
February 2, 2006
Page 4


Please contact me if you require any further information.

Sincerely,

/S/ BUDDY YOUNG
-----------------------
Chief Financial Officer

REVENUE STREAM FOR VIDEOS PRODUCED BY ADVANCED MEDIA TRAINING, INC.:

                        ------------------------------------------------
                                       FOR THE YEAR ENDED
                        ------------------------------------------------
                                                                          FOR THE SIX
                                                                          MONTHS ENDED
    VIDEO TITLE         05/31/01  05/31/02  05/31/03  05/31/04  05/31/05    11/30/05
--------------------------------------------------------------------------------------
Cuban ................   $ 2,200   $ 8,500   $ 7,300   $12,500   $ 6,200    $ 1,500
Generation Why (2) ...       N/A        NA       N/A   $ 2,600   $13,900    $ 9,300
Giraffe (1) ..........        NA   $10,800   $32,200   $38,500   $14,200    $ 8,600
It's a Wonderful Life    $23,200   $22,300   $22,400   $25,800   $23,200    $ 2,200
Own It (2) ...........       N/A       N/A       N/A   $ 3,600   $ 5,300    $   800
Positive Questions (3)       N/A       N/A       N/A       N/A   $19,200    $ 3,400
Twelve Angry Men .....   $29,500   $32,400   $31,800   $35,300   $30,300    $10,500
Workteams/Wizard (3) .       N/A       N/A       N/A       N/A   $27,800    $15,100



REVENUE STREAM FOR VIDEOS PRODUCED BY OTHER COMPANIES:

                                  -------------------------------------------------
                                                   FOR THE YEAR ENDED
                                  -------------------------------------------------
                                                                                     FOR THE SIX
                                                                                     MONTHS ENDED
           VIDEO TITLE            05/31/01   05/31/02  05/31/03  05/31/04  05/31/05    11/30/05
-------------------------------------------------------------------------------------------------
Give Em the Pickle .............        NA         NA   $   900   $ 4,700   $ 1,285    $ 2,900
You Are After All the Supervisor        NA    $ 7,000   $ 5,500   $ 2,300   $10,200    $ 2,100
Abilene Paradox ................        NA         NA   $ 2,500   $ 2,900   $ 7,500    $ 1,500
Meet On Common Ground ..........        NA         NA   $ 4,500   $ 5,000   $ 4,600    $   900
In This Together ...............   $ 2,500    $ 7,100   $11,100   $ 1,800   $ 6,800    $ 1,100
Practical Coach ................   $ 1,200    $ 6,000   $ 6,200   $ 2,600   $ 1,400    $ 2,000


(1)   Video completed during the year ended May 31, 2002.
(2)   Video completed during the year ended May 31, 2004.
(3)   Video completed during the year ended May 31, 2005.